Worth

Patrick@worthnetwork.io // www.worthnetwork.io

Customers hate ads

US businesses spent $140B on Digital advertising in 2019

Worth uses customers to create recommendations not ads

"Imagine a 1000 customers posting IG stories every month for your brand."

First crowdsourced marketing platform that uses word of mouth on social media to drive traffic.

Advertisers provide the content


Pokeworks Co
Manage Content
upload content
Home
Content
Campaign
My Files
Google Drive
Dropbox
Instagram
Facebook
Drag and Drop assets here
Or
Browse

Customers create stories using the content

Our average business does **600 stories a month**


Urban Plates
Start Campaign
Home
Content
Campaign
All Time
Weekly
Monthly
3 Month
6 Month
REACH (FRIENDS & FAMILY VIEW)
View Chart
746475
IMPRESSIONS
803104
REPLIES
9470
DOUBLE VIEWS
25357
PROMOTED STORIES
3184
EXPORT REPORT
AUDIENCE
Gender
53.9% Male
46.1% Female
Location
Orange County
COST PER ENGAGEMENTS (FRIENDS AND FAMILY)
2.1 ¢

06 How it works (creators)

Worth

Customers connect their instagram to Worth

Select a photo


*PREVIEW
SWIPE TO VIEW CHOICES
Select this content

Customize on IG


NOM NOM NOM
I'M DROOLING RIGHT NOW OVER URBAN PLATES SEARED TUNA!
@URBANPLATES

Get Rewards


Congratulations!
NOM NOM NOM
+$3
@URBANPLATES
Back to Home

07 Business Model

Worth makes 50% of all advertiser spend



$3000

***Average monthly spend**

50% to creators



50% to Worth

Worth

08 Notable clients and Partners

URBAN PLATES	Pokéworks	SILVERLAKE RAMEN	NEIGHBORHOOD WINGS BY APPLEBEE'S
19 locations	**50+ locations**	**14 locations**	**500+ locations**
Shin-Sen-Gumi	EMC SEAFOOD & RAW BAR	WOKCANO ASIAN RESTAURANT & BAR	9media inc
11 locations	**7 locations**	**7 locations**	**Agency Partnership**

Technology Partners

amazon facebook twilio

PayPal Square

09 Traction

July 1st- December 1 (5 months)

8000+	15,000+	3.7 Million+
Creators (users)	Instagram posts (Stories)	Friends & Familys (Views)

Monthly Recurring Revenue

500% M-o-M Revenue Growth


$220,000
$140,000
$78,000
$15,000
Q3 2020
Q4 2020*
Q1 2021
Q2 2021

These are forward-looking projections that cannot be guaranteed

10 Roadmap

	Pre-Seed	Seed	Series A
Product	Stories integration Coupon Integration Search Engine	Worth API for 3rd party apps Affiliate link integration	Personal link in bio integration Industry Agnostic Products
Milestones	$25,000 MRR 12 Brands 6000+ users	$250,000 MRR 100 Brands 50,000+ users	>$1,000,000 MRR 300 Brands >200,000+ users
Financing	Raised $400,000 from VC (TheVentures Korea) and Angels	Raising $1,000,000 $275,000 committed	Proposed Raise $5M-$10M

11 Exit Opportunities

Agency & Media Companies	Food & Restaurant Tech	Social Media Technology
Acquires clients & technology integrations	Ad product + Users	Ad product integration
WPP, OMG Omnicom MediaGroup, accenture	yelp	TikTok

12 Our Team



Patrick Kim
Founder

MIT/ RISD

MIT Media Lab
Mobile Experience Lab



Aditya Mitra
Co Founder

NMIMS Mumbai

Analyst at Lead Angels Network



Eric Oliver
Co Founder

University of Michigan

Sales Lead at Toast POS systems



Yash Agarwal
CTO

Mtech IIT Bombay

Logicquid Senior Software Engineer

4 Engineers in India
6 onboarding specialists



Michael Jacobs
Strategic Advisor

CEO of Home Team Kitchens
Founder of **Ordermark**



Brendan Rogers
Strategic Advisor

Co Founder of **Wag**
Founder at 2AM Talent
Founder at 2AM Ventures



Ethan Logan
First Investor/Advisor

Co-founder of White Label MFG



Charles Hung
Strategic Advisor

Founder of Ethos Society
Co- Founder of EMC
Angel

The Ventures
Pre-seed Investor

Venture Capital Fund
Seoul, Korea
Viki Founders
(Acquired by Rakuten)

Thank You!

Patrick@worthnetwork.io